CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

(Expressed in Canadian Dollars, unless otherwise stated)

(un-audited)

These financial statements have not been reviewed by the Company's auditors

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2007	2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$10,120,266	$12,775,145
Amounts receivable	156,131	159,079
Due from related parties (note 6)	146,558	138,616
Prepaid expenses	39,095	104,164
	10,462,050	13,177,004

Deferred financing costs	–	337,852
Equipment	71,467	73,315
Mineral property interests (note 4)	8,333,188	8,240,751

	$18,866,705	$21,828,922

LIABILITIES AND SHARHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$203,473	$1,034,144
Current portion of term loan	1,082,065	–
	1,285,538	1,034,144

Term loan	10,246,110	11,818,677
	11,531,648	12,852,821

Shareholders' equity
Share capital	50,864,798	50,207,363
Contributed surplus	4,728,353	4,849,043
Deficit	(48,258,094)	(46,080,305)
	7,335,057	8,976,101

Nature of operations (note 1)
Subsequent event (note 8)
	$18,866,705	$21,828,922

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Expenses
Accounting, audit and legal	$37,457	$216,438	$140,242	$383,250
Conference and travel	19,154	37,981	122,276	125,644
Consulting	6,705	26,844	85,434	79,397
Exploration (schedule)	48,868	465,674	81,888	557,668
Foreign exchange loss (gain)	(65,098)	10,131	(327,346)	19,532
Gain on disposal of fixed assets	–	(11,346)	–	(11,346)
Interest expense	542,127	–	1,011,251	–
Interest income	(212,261)	(11,856)	(432,039)	(39,502)
Office and administration	111,225	102,581	202,437	173,268
Salaries and benefits	633,466	407,990	963,220	783,384
Stock-based compensation - office and administration	–	(3,250)	1,044	9,717
Stock-based compensation - exploration	–	(6,247)	401	18,105
Shareholders communications	73,614	78,574	131,981	139,995
Trust and filing	57,403	14,788	199,001	98,904
Loss before the following	1,252,660	1,328,302	2,179,790	2,338,016
Future income tax recovery (note 4)	(1,000)	–	(2,000)	–
Loss for the period	$1,251,660	$1,328,302	$2,177,790	$2,338,016

Basic and diluted loss per share	$0.01	$0.01	$0.01	$0.02

Weighted average number of common shares outstanding	154,821,467	148,220,407	151,542,901	148,220,407

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Six months ended		Year ended
		June 30, 2007	December 31, 2006
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	148,220,407	$50,207,363	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	314,500	440,300	–	–
Share purchase options exercised at $0.95 per share	100,000	95,000
Fair value of stock options allocated to shares issued on exercise	–	122,135	–	–
Common shares issued (note 4(a)(i))	36,000,000	–	–	–
Balance at end of the period	184,634,907	$50,864,798	148,220,407	$50,207,363

Contibuted surplus
Balance at beginning of the period		4,849,043		4,824,697
Stock-based compensation		1,445		24,346
Fair value of stock options allocated to shares issued on exercise		(122,135)		–
Balance at end of the period		$4,728,353		$4,849,043

Deficit
Balance at beginning of the period		(46,080,305)		(41,575,461)
Loss for the period		(2,177,790)		(4,504,844)
Balance at end of the period		$(48,258,094)		$(46,080,305)

TOTAL SHAREHOLDERS' EQUITY		$7,335,057		$8,976,101

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Operating activities
Loss for the period	$(1,251,660)	$(1,328,302)	$(2,177,790)	$(2,338,016)
Items not involving cash
Amortization included in exploration expenses	4,534	6,961	9,268	19,833
Amortization of deferred finance costs	(21,757)	–	–	–
Future income tax recovery	(1,000)	–	(2,000)	–
Accrued interest on term loan	487,620	–	903,719	–
Stock-based compensation	–	(9,497)	1,445	27,822
Unrealized foreign exchange gain	61,000	–	(102,000)	–
Equity loss in exploration expenditures (note 4)	17,667	281,852	36,470	291,055
Changes in non-cash operating working capital	–
Amounts receivable	(27,749)	19,382	2,948	103,546
Amounts due to and from related parties	16,176	(397,566)	(7,942)	(358,810)
Prepaid expenses	41,353	58,486	65,069	57,340
Accounts payable and accrued liabilities	(34,556)	36,569	(830,671)	(68,002)
Cash and equivalents used by operating activities	(708,372)	(1,332,115)	(2,101,484)	(2,265,232)

Investing activities
Purchase of equipment	(4,864)	(9,731)	(7,420)	(9,731)
Disposal of fixed assets	–	61,124	–	61,124
Equity investment (note 4)	(12,194)	–	(24,907)	–
Cash and equivalents (provided by) used by investing activities	(17,058)	51,393	(32,327)	51,393

Financing activities
Issuance of common shares	416,300	–	535,300	–
Cash and equivalents provided by financing activities	416,300	–	535,300	–

Effect of exchange rate changes on cash and equivalents	(524,659)	–	(1,056,369)	–
Increase (decrease) in cash and equivalents	(833,789)	(1,280,722)	(2,654,880)	(2,213,839)
Cash and equivalents, beginning of period	10,954,055	3,657,167	12,775,145	4,590,284
Cash and equivalents, end of period	$10,120,266	$2,376,445	$10,120,266	$2,376,445

Supplementary information
Interest paid	$–	$12,790	$–	$26,755
Interest received	$(212,261)	$(24,646)	$(432,039)	$(66,257)
Taxes paid	$–	$–	$–	$–

Non-cash operating, financing and investing activities
Fair value of options allocated to shares issued on exercise	$65,292	$–	$122,135	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

Republic of South Africa	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006
Northern Limb of the Bushveld Complex
Amortization	$4,534	$6,961	$9,268	$19,833
Assays and analysis	(2,227)	16,394	200	18,245
Engineering	11,407	28,844	19,784	52,115
Environmental and socioeconomic	–	12,545		12,545
Geological and consulting	21,436	(15,390)	26,561	13,574
Graphics	100	118	2,084	472
Property fees and assessments	(22,599)	8,434	(22,599)	(8,507)
Property option payments	26,940	–	32,548	32,548
Site activities	3,348	1,841	5,429	22,223
Transportation	3,358	834	3,358	2,242
	46,297	60,581	76,633	165,290

Eastern Limb of the Bushveld Complex
Assays and analysis	–	22,829	–	22,829
Drilling	–	347,771	–	321,751
Engineering	–	12,812	–	25,624
Geological and consulting	2,571	21,681	5,255	22,174
	2,571	405,093	5,255	392,378
Exploration expenses before the following	48,868	465,674	81,888	557,668
Stock-based compensation	–	(6,247)	401	18,105
Exploration expenses	48,868	459,427	82,289	575,773
Cumulative expenditures, beginning of period	23,646,735	22,963,126	23,613,314	22,846,780
Cumulative expenditures, end of period	$23,695,603	$23,422,553	$23,695,603	$23,422,553

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex.

Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture is accounted for using the equity method.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 which have been publicly filed on SEDAR at www.sedar.com.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

		•	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

		•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

		•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

		•	All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, deferred financing costs relating to the issuance of the term loan are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income

Comprehensive income is the change in in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	MINERAL PROPERTY INTERESTS

	Six months ended	Year ended
	June 30, 2007	December 31, 2006
Ga-Phasha Project
Balance, beginning of year	$4,040,751	$4,302,000
Equity loss – exploration expenses	(36,470)	(555,677)
Net investments during the period	24,907	59,428
Equity gain – future income tax recovery	2,000	121,000.
Equity gain – foreign exchange	102,000	114,000
Ga-Phasha Project, end of period	4,133,188	4,040,751
Platreef Properties – acquisition costs	4,200,000	4,200,000
Balance, end of period	$8,333,188	$8,240,751

(a)	Pelawan Settlement Agreement

Pursuant to the Settlement Agreement in December 2006 between the Company and Pelawan Investments (Proprietary) Limited ("Pelawan") as described in note 5(a) of the audited consolidated financial statements for the year ended December 31, 2006, Pelawan has waived the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

	(i)	Anooraq has issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement.

(ii)

Anooraq has issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2004	$ 1.87	2,610,000	1.54
Granted	1.39	4,233,200
Exercised	0.79	(200,000)
Expired	2.00	(1,522,500)
Cancelled	1.60	(342,500)
Balance, December 31, 2005	$ 1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$ 1.39	3,988,200	3.23
Exercised	1.39	(414,500)
Cancelled	1.40	(60,000)
Balance, June 30, 2007	$ 1.40	3,513,700	3.07

Options outstanding and exercisable at June 30, 2007 were as follows:

		Number of
		options
Expiry date	Option price	outstanding
September 28, 2007	$ 1.40	224,500
December 14, 2007	$ 1.40	224,200
December 17, 2010	$ 1.40	3,065,000
Total		3,513,700
Average option price		$ 1.40

There were no options granted during the six months ended June 30, 2007.

(c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry date	December 31, 2008
Exercise price	$1.35
Balance, December 31, 2006	–
Issued (note 4(a)(ii))	167,000,000
Exercised	–
Expired	–
Balance, June 30, 2007	167,000,000

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
Services rendered by	2007	2006	2007	2006
Hunter Dickinson Inc.	$173,206	$227,524	$327,211	$549,571
CEC Engineering Ltd.	11,609	22,813	25,111	49,914

		As at	As at
		June 30	December 31
Related party balances receivable		2007	2006
Hunter Dickinson Inc.	(a)	$130,690	$98,820
Southgold Exploration (Proprietary) Limited	(c)	15,868	39,796
Receivable from related parties		$146,558	$138,616

Related party balances payable		June 30	December 31
(included in accounts payable)		2007	2006
CEC Engineering Ltd.	(b)	5,119	6,435

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

During the six months ended June 30, 2007, the Company paid or accrued $25,111 (2006 – $49,914) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

(c)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shared certain premises and other facilities in 2006 with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

7.	SEGMENTED INFORMATION

As at and for the six months
ended June 30, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$81,188	$557,668
Loss for the period	(792,512)	(1,028)	(1,384,250)	(2,177,790)
Interest and other income	13,995	–	418,044	432,039
Total assets	822,894	30,414.	18,013,397	18,866,705
Equipment	–	–	71,467	102,937

As at and for the six months
ended June 30, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$557,668	$557,668
Loss for the period	(1,041,808)	(2,698)	(1,293,510)	(2,338,016)
Interest and other income	56,174	–	(16,672)	39,502
Total assets	2,358,812	29,468.	9,048,575	11,436,855
Equipment	–	–	102,937	102,937

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2007
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.	SUBSEQUENT EVENT

Subsequent to June 30, 2007, the Company issued 140,000 common shares pursuant to the exercise of share purchase options at $1.40 per share.